                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  21 May 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release
21
st

May
2009

AIB Group (
UK
) appoints new Managing Director

The Board of AIB Group (UK)

("AIB") [NYSE:AIB]

has today announced the appointment of
Mr
Nick Treble, currently Group Chief Risk Officer, at AIB Group to the position of Managing

Director AIB
 Bank (GB & NI).

-
Ends
-

For further information, please contact:
Ronan Sheridan

Group Press Officer

AIB Group

Bankcentre

Dublin
 4

Tel: +353 1 6414651

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  21 May 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.